EXHIBIT 99.1

NEWS RELEASE

Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES CLOSING OF CDN$300
MILLION COMMON SHARE OFFERING

(Calgary, Alberta – November 16, 2011) – Pengrowth Energy Corporation (“Pengrowth”) is pleased to announce the successful closing of its previously announced bought deal financing.  Pursuant to the offering, Pengrowth, through a syndicate of underwriters led by BMO Capital Markets, issued 28,310,000 common shares at Cdn$10.60 per share for gross proceeds of approximately Cdn$300 million.

The common shares were offered to the public in Canada and the United States through the underwriters or their affiliates and were issued by way of a prospectus supplement that was filed with the securities regulatory authorities in Canada and the United States under Pengrowth’s short form base shelf prospectus, which was previously filed with securities regulatory authorities in Canada and in the United States under the multi-jurisdictional disclosure system.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil & natural gas, headquartered in Calgary, Alberta. Pengrowth's focus is on the development of unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth's projects include the Swan Hills (tight carbonates) play in north-central Alberta, the Groundbirch (Montney gas) play in northeastern British Columbia, the Lindbergh (Steam Assisted Gravity Drainage) project in east-central Alberta, the Olds/Garrington (light oil/gas) play in south-central Alberta and the Bodo (EOR polymer) play in east-central Alberta. Pengrowth's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION

Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111